UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On December 29, 2021 (the “Amendment Date”), ProQR Therapeutics N.V. (the “Company”) entered into a Third Amendment (the “Third Amendment”) to Loan and Security Agreement (as conformed through the Third Amendment, the “Amended Loan Agreement”) with ProQR Therapeutics Holding B.V. and each of their subsidiaries from time to time party thereto (together, with the Company, “Borrower”), Pontifax Medison Finance (Israel) L.P., Pontifax Medison Finance (Cayman) L.P. (together, the “Pontifax Lenders”), Kreos Capital VI (UK) Limited, Kreos Capital 2020 Opportunity (UK) Limited (together, the “Kreos Lenders”) and the other financial institutions or entities from time to time parties thereto (collectively, referred to as “Lenders”) and Pontifax Medison Finance GP, L.P., in its capacity as administrative agent and collateral agent for itself and Lenders (in such capacity, “Agent”). Such Third Amendment further modified certain terms and conditions of the Loan and Security Agreement, dated as of July 14, 2020, among the Company, the Lenders and the Agent, as amended to date (the “Original Loan Agreement”). The Original Loan Agreement provided for loans to be made available by Lenders to Borrower in three tranches, of which the first tranche had been drawn down as of the Amendment Date. The Amended Loan Agreement, among other things, replaced the two undrawn tranches under the Original Loan Agreement. The first tranche drawn down under the Original Loan Agreement (the “Original Term Loan”) remains outstanding and unmodified (except as specified in the Amended Loan Agreement), including with respect to amounts outstanding, interest rate, maturity date and repayment schedule.

Under the Amended Loan Agreement, Lenders agreed to make available to Borrower certain additional term loans in an aggregate principal amount of up to $90.0 million (in addition to the first tranche drawn down under the Original Loan Agreement), subject to funding in three tranches as follows: (a) on the closing date of the First Installment, which occurred on December 30, 2021, a loan in the aggregate principal amount of $30.0 million (the “First Installment”), (b) during a period of nine months from the Amendment Date subject to the Company’s achievement of a specified milestone, a loan in the aggregate principal amount of $30.0 million (the “Second Installment”), and (c) upon the Company’s achievement of a specified milestone by no later than 18 months following the Amendment Date, a loan in the aggregate principal amount of $30.0 million (the “Third Installment” and collectively with the First Installment and Second Installment, the “Installment Loans”).

The obligations of Lenders to fund the Installment Loans are subject to certain conditions precedents as set forth in the Amended Loan Agreement. As security for Borrower’s obligations under the Amended Loan Agreement, Borrower granted Lenders a first priority security interest on all of Borrower’s assets, excluding intellectual property, and a negative pledge on intellectual property.

The maturity date of the Installment Loans is 54 months after the Amendment Date, with amortized payments commencing 33 months after the Amendment Date in eight equal quarterly payments. The First Installment bears an interest rate of 8.2% per annum, and the Second Installment and Third Installment bear an interest rate of 8.0% per annum, in each case based on a year consisting of 365 days. In addition, Borrower is required to pay an unused line fee of 0.5% per annum on the amount of the Second Installment or Third Installment, as applicable, plus an additional fee of 1.0% per annum on such amounts, to be paid retroactively in one payment and calculated from the Amendment Date until the date on which the applicable milestones for the Second Installment or Third Installment, as applicable, are achieved.

After 12 months following the Amendment Date, Borrowers may prepay, from time to time, an amount of not less than $1.0 million or all of the then outstanding principal balance and all accrued and unpaid interest thereon with respect to the Installment Loans, subject to at least five (5) business days prior written notice to Agent and the payment of a prepayment fee equal to 1.0% of the principal amount being prepaid. The Original Term Loan may be prepaid from time to time after six months following the Amendment Date, subject to the payment of a prepayment fee equal to 1.0% of the principal amount being repaid. During the notice period, Lenders may elect to convert such outstanding amounts into Ordinary Shares of the Company on the conversion terms described in greater detail below.

The Amended Loan Agreement contains customary affirmative covenants, negative covenants and events of default, as defined in the Amended Loan Agreement, including covenants and restrictions that, among other things, require Borrowers to satisfy certain minimum cash and other financial covenants, and in certain circumstances restrict the ability of the Borrowers to incur liens, incur additional indebtedness, engage in mergers and acquisitions, or make asset sales without the prior written consent of Lenders. A failure to comply with these covenants could permit Lenders to declare Borrower’s obligations under the Amended Loan Agreement, together with accrued interest and fees, to be immediately due and payable, plus any applicable additional amounts relating to a prepayment or termination, as described above.

Under the Amended Loan Agreement, Lenders may elect to convert the outstanding Installment Loans into Ordinary Shares at any time prior to repayment at a conversion price equal to $11.94 per share, which was 1.5 times the average closing price of the Company’s Ordinary Shares during the seven trading days prior to the Amendment Date, subject to certain adjustments as provided in the Amended Loan Agreement (the “Conversion Price”). The Company also has the right to convert at any time all or any portion of the then outstanding Installment Loans and all accrued and unpaid interest thereon into Ordinary Shares of the Company at the Conversion Price, subject to fulfilment of certain conditions as set forth in the Amended Loan Agreement.

In addition, in connection with the entry into the Third Amendment and the Amended Loan Agreement, and the drawdown of the First Installment, the Company issued to the Lenders warrants to purchase up to an aggregate of 376,952 Ordinary Shares (the “Installment Warrants”) at an exercise price exercise price equal to $11.94 per share, which was 1.5 times the average closing price of the Company’s Ordinary Shares during the seven trading days prior to the Amendment Date. Additional Installment Warrants may be issued under certain circumstances described in the Amended Loan Agreement, including in connection with the drawdown of the Second Installment and the Third Installment, at an exercise price exercise price equal to 1.5 times the average closing price of the Company’s Ordinary Shares during the seven trading days prior to the drawdown of the Second Installment or Third Installment, as applicable. The Installment Warrants may be exercised, in whole or in part, at any time until the 5th anniversary of their issuance date.

Concurrently with the execution of the Loan Agreement, the Company entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated as of December 29, 2021, by and among the Company and the persons party thereto, pursuant to which the Company agreed to file and keep effective one or more registration statements with the Securities and Exchange Commission for the purpose of registering for resale the shares issuable upon conversion of the loans and warrants issued under the Amended Loan Agreement.

The above summary of the Third Amendment, the Amended Loan Agreement, the Warrants and the Registration Rights Agreement is qualified in its entirety by reference to the copies thereof that are filed as exhibits to this report and incorporated herein by reference.

A copy of the press release announcing the above transactions is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File No. 333-260775, File No. 333-260780 and File No. 333-248740).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: December 30, 2021	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

10.1	Third Amendment to Loan and Security Agreement, dated as of December 29, 2021, by and between ProQR Therapeutics N.V. and the parties named therein
10.2	Amended Loan and Security Agreement, dated as of December 29, 2021, by and between ProQR Therapeutics N.V. and the parties named therein
10.3	Registration Rights Agreement, dated as of December 29, 2021, by and between ProQR Therapeutics N.V. and the parties named therein
10.4	Form of Warrant Agreement
99.1	Press Release of ProQR Therapeutics N.V. dated December 30, 2021